                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM T-3/A

                   APPLICATION FOR QUALIFICATION OF INDENTURE

                      UNDER THE TRUST INDENTURE ACT OF 1939


                           FLAG Telecom Group Limited

                               (Name of applicant)

                                   Cedar House
                                 41 Cedar Avenue
                              Hamilton HM12 Bermuda

                    (Address of principal executive offices)

          Securities to be Issued Under the Indenture to be Qualified:

             Title of Class                                       Amount
             --------------                                       ------
  Variable Rate Series A Notes Due 2005         Aggregate principal amount of $45,000,000
  Variable Rate Series B Notes Due 2004         Aggregate principal amount of $4,000,000
  Variable Rate Series C Notes Due 2004         Aggregate principal amount of $1,250,000

                  Approximate date of proposed public offering:

          Upon the "Effective Date" under the Plan (as defined herein), presently anticipated to be on or about October 9, 2002.


                     Name and address of agent for service:

                           FLAG Telecom Group Limited
                                   Cedar House
                                 41 Cedar Avenue
                              Hamilton HM12 Bermuda
                              Attn: General Counsel

WITH COPIES TO:
Conor D. Reilly
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166

     The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

     GENERAL

1.   GENERAL INFORMATION.

     (a)  The Applicant, FLAG Telecom Group Limited, is a corporation.

     (b)  The Applicant was organized under the laws of Bermuda.

2.   SECURITIES ACT EXEMPTION APPLICABLE.

     The Applicant intends to offer, under the terms and subject to the conditions set forth in a Third Amended and Restated Disclosure Statement, as amended and supplemented to date (the "DISCLOSURE STATEMENT"), and an accompanying Joint Plan of Reorganization of Debtors Under Chapter 11 of the Bankruptcy Code (as amended, the "PLAN") filed as exhibits hereto, Series A Notes due 2005 (the "SERIES A NOTES") in an aggregate principal amount of $45,000,000, Series B Notes due 2004 (the "SERIES B NOTES") in an aggregate principal amount of $4,000,000 and Series C Notes due 2004 (the "SERIES C NOTES") in an aggregate principal amount of $1,250,000 (collectively, the "SECURITIES"). The Securities will be issued pursuant to the indenture to be qualified under this Form T-3 (the "INDENTURE").

     The Securities are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT"), afforded by Section 1145 of Title 11 of the United States Code, as amended (the "BANKRUPTCY CODE"). The Plan contemplates, among other things, the restructuring of the outstanding debt of the Applicant and nine of its direct and indirect subsidiaries (collectively, the "DEBTORS"), in part through the issuance by the Applicant of the Securities.

     The Series A Notes (i) mature as to principal and interest three (3) years after the day the Series A Notes are issued (the "SERIES A ISSUE DATE"); (ii) bear interest, payable semi-annually, at an interest rate of (a) six point sixty-seven percent (6.67%) per annum until their second Interest Payment Date, (b) seven point thirty-three percent (7.33%) per annum until their fourth Interest Payment Date, and (c) eight percent (8%) per annum thereafter until payment of the principal amount shall have been made; (iii) will be secured by a first-priority security interest in substantially all of the assets of the Applicant and the Guarantors; (iv) will be redeemable at the Applicant's option in whole or in part at any time for redemption price equal to two-thirds of the face amount of the Series A Notes plus accrued but unpaid interest as of the redemption date during the first eighteen (18) months after the Series A Issue Date, with the redemption price increasing starting on the day that is the first date after the expiration of the first eighteen (18) months after the Series A Issue Date and on the corresponding day of each month thereafter, by 1.85185% of the face amount; (v) will be mandatorily redeemable in the event of a change of control of the Applicant at a redemption price of $45,000,000 and (vi) have a liquidation preference of $45,000,000.

     The Series B Notes (i) mature as to principal and interest two (2) years after the day the Series B Notes are issued (the "SERIES B ISSUE DATE"); (ii) bear interest, payable semi-annually, at an interest rate of (a) ten percent (10%) per annum until their second Interest Payment Date; and (b) eleven percent (11%) per annum until payment of the principal amount shall have been made thereafter; (iii) will be secured by a first-priority security interest in substantially all of the assets of the Applicant and the Guarantors; (iv) will be redeemable at the Applicant's option in whole or in part at any time for redemption price of $4,000,000 so long as no Event of Default or Change of Control has occurred, (v) will be mandatorily redeemable in the event of a change of control of the Applicant at a redemption price of $6,000,000 and
(vi) have a liquidation preference of $6,000,000.

     The Series C Notes (i) mature as to principal and interest two (2) years after the day the Series C Notes are issued (the "Series C Issue Date"); (ii) bear interest, payable semi-annually, at an interest rate of (a) ten percent (10%) per annum until their second Interest Payment Date; and (b) eleven percent (11%) per annum thereafter until payment of the principal amount shall have been made; (iii) will be secured by a first-priority security interest in substantially all of the assets of the Applicant and its subsidiaries; (iv) will be redeemable at the Applicant's option in whole or in part at any time for redemption price of $1,250,000 so long as no Event of Default or Change of Control has occurred, (v) will be mandatorily redeemable in the event of a change of control of the Applicant at a redemption price of $1,875,000 and (vi) have a liquidation preference of $1,875,000.

     For a more complete description of the Securities, reference is made to the Indenture.

     AFFILIATIONS

3.   AFFILIATES.

     Set forth below are all direct and indirect subsidiaries of the Applicant, all of which are wholly owned by the Applicant or its subsidiaries unless otherwise indicated.

               FLAG TELECOM GROUP STRUCTURE - POST EFFECTIVE DATE


                                      1. All shareholdings 100% unless indicated
                                      2. 50% held by a local partner
                                      3. 51% held by a local partner
                                      4. 20% held direct by FLAG Asia Ltd.

                                                +----------------------------------+
                                                |   FLAG TELECOM GROUP LIMITED(1)  |
                                                +----------------+-----------------+
                                                                 |
       +----------------+-----------------+-----------------+----+------------+-----------------+---------------+-------------+
       |                |                 |                 |                 |                 |               |             |
+------------+ +--------------+ +----------------+ +--------------+ +-------------+ +----------------+ +---------+ +----------+
| Flag       | | FLAG Pacific | | FLAG Telecom   | | FLAG Telecom | | FLAG        | | FLAG Telecom   | | FLAG    | | FLAG     |
| Acquisition| | Holdings     | | Singapore Pte. | | Development  | | Limited     | | Group Services | | Telecom | | Asia     |
| No 1       | | Limited      | | Limited        | | Limited      | | (Bermuda)   | | Limited        | | Global  | | Holdings |
| Corporation| | (Bermuda)    | | (Singapore)    | | (Bermuda)    | | Branches in | | (Bermuda)      | | Network | | Limited  |
| (USA)      | +--------------+ +----------------+ +--------------+ | Dubai, Spain| +----------------+ | Limited | | (Bermuda)|
+------------+        |                                        |    | and Thailand|                  | +---------+ +------+---+
               +--------------+          +------------------+  |    +-------+-----+ +--------------+ | |                   |
               | FLAG Pacific |          | FLAG Telecom     |  |            |       | FLAG Telecom +-+ | +---------+   +------+----+
               | Limited      |          | Development      +--+            |       | Limited (UK) | | | | FLAG    |   | FLAG      |
               | (Bermuda)    |          | Services Company |  |    +-------+-----+ +--------------+ | +-+ Atlantic| +-+ Asia      |
               +-+------------+          | LLC (Egypt)      |  |    | FLAG Pacific|                  | | | UK      | | | Limited   |
                 |                       +------------------+  |    | USA Limited | +--------------+ | | | Limited | | | (Bermuda) |
                 |  +------------------+ +-------------------+ |    | (Delaware)  | | FLAG Telecom | | | | (UK)    | | +-----------+
                 |  | FLAG Pacific     | | FLAG Access India | |    +-------------+ | USA Ltd      +-+ | +---------+ |
                 +--+ Canada Limited   | | Private Ltd       +-+                    | (Delaware)   | | |             | +-----------+
                 |  | (New Brunswick)  | | (India)           | |                    +--------------+ | | +---------+ | | FLAG      |
                 |  +------------------+ +-------------------+ |                                     | | | FLAG    | | | Telecom   |
                 |                       +-------------------+ |                    +--------------+ | | | Atlantic| +-+ Korea     |
                 |  +------------------+ | FLAGWEB           | |                    | FLAG Telecom | | +-+ France  | | | Limited   |
                 +--| FLAG Pacific     | | Limited           +-+                    | Asia Limited | |   | SARL    | | | (Korea)   |
                    |Limited (Japan)   | | (Bermuda)         | |                    | (Hong Kong)  +-+   | (France)| | +-----------+
                    +------------------+ +-------------------+ |                    | Rep office   | |   +---------+ | |
                                                               |                    | in China     | |               | +-----------+
                                          +------------------+ |                    | and India    | |               | | Seoul     |
                                          | FLAG Telecom     | |                    +--------------+ |               +-+ Telnet    |
                                          | Network Services +-+                                     |               | | Inc. (3)  |
                                          | FLAG Telecom     |                      +--------------+ |               | | (Korea)   |
                                          +---------+--------+                      | FLAG Telecom | |               | +-----------+
                                                    |                               | Finance      | |               |
                                      +-------------+------------+                  | Services     +-+               | +-----------+
                                      | FLAG Telecom Ireland     |                  | Eurl (France)| |               | | FLAG      |
                                      | Limited (Ireland)        |                  +--------------+ |               | | Telecom   |
                                      | Liaison office in Turkey |                                   |               | | Taiwan    |
                                      +-------------+------------+                  +--------------+ |               +-+ Services  |
                                                    |                               | FLAG Telecom | |               | | Limited   |
                                     +------------+ |                               | Deutschland  +-+               | | (Taiwan)  |
                                     | FLAG       | |                               | GmbH         | |               | +-----------+
                                     | Telecom    | | +-------------------+         | (Germany)    | |               |
                                     | Japan      | | | FLAG Telecom      |         +--------------+ |               | +-----------+
                                     | Limited    |-+-| Ireland Network   |                          |               | | FLAG      |
                                     | (Japan)    | | | Limited (Ireland) |         +--------------+ |               | | Holdings  |
                                     +------------+ | +-----+-------------+         | FLAG         | |               | | (Taiwan)  |
                                                    |       |                       | Telecom      | |               +-+ Limited(2)|
                                 +----------------+ |       | +-----------------+   | Nederland    +-+                 | (Taiwan)  |
                                 | FLAG Telecom   | |       +-| FLAG Telecom    |   | BV (The      | |                 +----+------+
                                 | Espana SA      +-+       | | Network USA     |   | Netherlands) | |                      |
                                 | (Spain)        | |       | | Limited         |   +--------------+ |                 +----+------+
                                 +----------------+ |       | | (Delaware)      |                    |                 | FLAG      |
                                                    |       | +-----------------+   +--------------+ |                 | Telecom   |
                                 +----------------+ |       |                       | FLAG Telecom | |                 | Taiwan    |
                                 | FLAG Telecom   | |       | +-----------------+   | Hellas AE    +-+                 | Limited(4)|
                                 | Servizi Italia +-+       | | FLAG Telecom    |   | (Greece)     | |                 | (Taiwan)  |
                                 | Spa (Italy)    | |       +-+ Deutschland     |   +--------------+ |                 +-----------+
                                 +----------------+ |       | | Network GmbH    |                    |
                                                    |       | | (Germany)       |                    |
                                 +----------------+ |       | +-----------------+                    |
                                 | FLAG Telecom   | |       |                       +--------------+ |
                                 | Ireland        | |       | +-----------------+   | FLAG         | |
                                 | Services       +-+       | | FLAG Telecom    |   | Telecom      | |
                                 | Limited        | |       +-+ Nederland       |   | Austria      +-+
                                 | (Ireland)      | |       | | Network BV (The |   | GmbH         |
                                 +----------------+ |       | | Netherlands)    |   | (Austria)    |
                                                    |       | +-----------------+   +--------------+
                                 +----------------+ |       |
                                 | FLAG Telecom   | |       | +---------------------+
                                 | Servicios S.A. | |       | | FLAG Telecom        |
                                 | Services       +-+       +-+ Belgium Network     |
                                 | de C.V.        | |       | | SA (Belgium)        |
                                 | (Mexico)       | |       | +---------------------+
                                 +----------------+ |       |
                                                    |       | +---------------------+
                                 +----------------+ |       | | FLAG Telecom        |
                                 | FLAG Telecom   | |       +-+ Switzerland Network |
                                 | Argentina SA   +-+       | | AG (Switzerland)    |
                                 | (Argentina)    | |       | +---------------------+
                                 +----------------+ |       |
                                                    |       | +---------------------+  +-------------------------------------------+
                                 +----------------+ |       | | FLAG Telecom        |  | Note: Effective Date, FLAG Atlantic       |
                                 | FLAG           | |       +-+ Austria Network     |  | Holdings Limited, FLAG Atlantic Limited   |
                                 | Telecon        +-+       | | GmbH (Austria)      |  | and FLAG Atlantic USA Limited no longer   |
                                 | Brazil         | |       | |                     |  |                                           |
                                 | Holdings       | |       | +---------------------+  | legally affiliate with FLAG Telecom Group |
                                 | Ltda (Brazil)  | |                                  | Limited as the shares of these entities   |
                                 +----------------+ |       | +---------------------+  | will be cancelled under the Plan of       |
                                                    |       | | FLAG Telecom        |  | Reorganisation and will be liquidated     |
                                 +-------+--------+ |       +-+ Norway Network AS   |  | under supervision of the US Bankruptcy    |
                                 | FLAG           | |       | | (Norway)            |  | Court.                                    |
                                 | Telecom        +-+       | +---------------------+  +-------------------------------------------+
                                 | Brazil Ltda    |         |
                                 | (Brazil)       |         | +---------------------+
                                 +-------+--------+         | | FLAG Telecom France |
                                                            +-+ Network SAS         |
                                                            | | (France)            |
                                                            | +---------------------+
                                                            |
                                                            | +---------------------+
                                                            | | FLAG Telecom        |
                                                            +-+ Espana Network SAU  |
                                                              | (Spain)             |
                                                              +---------------------+


     See Item 4 for "Directors and Executive Officers" of the Applicant, some of whom may be deemed to be "affiliates" of the Applicant by virtue of their positions.

     Except as set forth above and in Items 4 and 5 of this application, the Applicant's affiliates, including the bases of control with respect thereto, will be unchanged upon the Effective Date.

     MANAGEMENT AND CONTROL

4.   DIRECTORS AND EXECUTIVE OFFICERS.

     The following table sets forth the names of and all offices held by all current directors and executive officers of the Applicant. Except as otherwise noted below, the address for each director and officer listed below is c/o FLAG Telecom Group Limited, Cedar House, 41 Cedar Avenue, Hamilton HM12 Bermuda.

         NAME                                         POSITION
         ----                                         --------
Kees van Ophem......................        Chairman & Assistant Secretary

Denise Hamer........................        Deputy-Chairman

Lucia Kempe.........................        Secretary

     Pursuant to the Plan, the initial board of directors of the Applicant shall be comprised of thirteen (13) members, two (2) of whom shall be officers of the Applicant as required by Bermuda law, seven (7) of whom shall be nominated and elected by the Subcommittee of FLAG Limited Bondholders, three (3) of whom shall be nominated and elected by Barclays Bank plc, acting on behalf of the FLAG Atlantic Banks, and one (1) of whom shall be nominated and elected by the Creditor's Committee.

5.   PRINCIPAL OWNERS OF VOTING SECURITIES.

     The following table sets forth information, as of September 10, 2002 concerning the ownership of the Applicant's ordinary shares by persons or groups owning in excess of 10% of the outstanding stock and by any director or executive officer of the Applicant or its subsidiaries.

NAME OF BENEFICIAL OWNER               NUMBER OF SHARES        % OF VOTING POWER
------------------------               ----------------        -----------------
FLAG Telecom Holdings Limited               12,000                  100.0%

     Following the restructuring pursuant to the Plan the Applicant will have the following equity ownership structure:

NAME OF BENEFICIAL OWNER                  NUMBER OF SHARES      % OF VOTING POWER(1)
------------------------                  ----------------      --------------------
FLAG Limited Indenture Trustee(2)             1,255,000                    62.79%

Barclays(3)                                     525,000                    26.25%

     UNDERWRITERS

6.   UNDERWRITERS.

     (a) No person, within the three years prior to the date of the filing of this application, has acted as an underwriter of any securities of the Applicant which were outstanding on the date of this application.

     (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

     CAPITAL SECURITIES

7.   CAPITALIZATION.

     (a) The following table sets forth certain information with respect to each authorized class of securities of the Applicant as of September 10, 2002.

----------
(1) Percent of Total Voting Power shows the proposed ownership of the Applicant's common shares upon the effectiveness of the Plan, without taking into account the stock option pool reserved for the Applicant's employees and directors which will equal 10.00% of such shares.

(2) To be issued to HSBC Bank USA, as indenture trustee for the 8 1/4% Senior Notes due 2008 of FLAG Limited, on behalf of the holders of such Notes for distribution among such holders.

(3) To be issued to Barclays on behalf of the holders of certain claims against FLAG Atlantic, for distribution among such holders.

                                                    NUMBER OF SHARES       NUMBER OF SHARES
          TITLE OF CLASS                               AUTHORIZED            OUTSTANDING
          --------------                            ----------------       ----------------
Ordinary Shares, par value $0.0001 per share                  12,000                 12,000

     Pursuant to the Plan, on the Effective Date, the number of authorized shares shall be increased to 3,000,000 and 1,988,000 additional shares will be issued and outstanding.

     (b) Each share of the Applicant's ordinary shares entitles the holder thereof to one vote on each matter submitted to a vote at all meetings of the Applicant's ordinary shareholders.

     INDENTURE SECURITIES

8.   ANALYSIS OF INDENTURE PROVISIONS.

     The following is a general description of certain provisions of the Indenture to be qualified, and the description is qualified in its entirety by reference to the form of Indenture to be filed as an exhibit hereto. Capitalized terms used below and not defined herein have the same meanings as in the Indenture.

     (a)  EVENTS OF DEFAULT; WITHHOLDING OF NOTICE.

     Each of the following are Events of Default under the Indenture:

          (i) the failure of the Applicant to pay any installment of interest on any Security of such series, when and as the same shall become payable, which failure shall have continued unremedied for a period of 30 days

          (ii) the failure of the Applicant to pay the principal of (and premium, if any, on) any Security of such series, when and as the same shall become payable;

          (iii) the failure of the Applicant or any Guarantor to observe and perform any other of the covenants or agreements on the part of the Applicant or any Guarantor contained in the Indenture or any Collateral Document if that failure is not have been remedied for a period of 60 days after written notice have been given to the Company by the Trustee or to the Company and the Trustee by holders of 25% or more in aggregate principal amount of the Securities of such series then outstanding, specifying such failure and requiring the Company or such Guarantor to remedy the same;

          (iv) certain events of bankruptcy, dissolution or reorganization of the Applicant;

          (v) default by the Applicant or any Guarantor under any Indebtedness which (i) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness when due within any applicable grace period; or (ii) results in the acceleration of such Indebtedness prior to its Stated Maturity; and the principal amount of Indebtedness covered by (i) or (ii) at the relevant time, aggregates $1 million or more;

          (vi) failure by the Applicant or any Material Guarantor to pay one or more final judgments against any of them or any of their respective properties (which are not covered by adequate insurance by a solvent insurer of national or international reputation which has acknowledged its obligations in writing), aggregating $1 million or more, which judgment(s) are not paid, discharged or stayed for a period of sixty (60) days or more;

          (vii) except as permitted by the Indenture, any Subsidiary Guaranty is held to be unenforceable or invalid in a judicial proceeding or ceases for any reason to be in full force and effect or the Applicant, any Material, or any Person acting on behalf of any Material Guarantor denies or disaffirms such Guarantor's obligations under its Subsidiary Guaranty; and

          (v) the occurrence of any other Event of Default with respect to any other series of Securities.

          The Trustee shall mail to all holders of each series of Securities notice of all defaults with respect to that series known to the Trustee within ninety (90) days after it occurs; provided, however, that except in the case of a default under Section 9.01(c), the Trustee shall use its best effort to mail any such notice within sixty (60) days of the occurrence of such a default. In the case of default in the payment of the principal of, premium, if any, or interest on any of the Securities of such series, the Trustee may withhold notice if and so long as the board of directors or trustees, the executive committee, or a trust committee of directors or trustees or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interests of the holders of Securities of such series.

     (b) AUTHENTICATION AND DELIVERY OF NEW SECURED NOTES; APPLICATION OF PROCEEDS.

     The Securities will be executed by the Company and delivered to the Trustee or the Authenticating Agent for authentication. The Trustee or the Authenticating Agent shall authenticate and deliver such Securities to or upon the written order of the Company, signed by an Officer, without any further action by the Company.

     There will be no cash proceeds (and therefore no application of such proceeds) from the issuance of the Securities because the Securities will be issued as part of an exchange for currently outstanding indebtedness, as provided in the Plan.

     (c)  RELEASE OR RELEASE AND SUBSTITUTION OF PROPERTY.

     Pursuant to the Plan, the Holders of the Securities will have a valid and enforceable perfected security interest and lien, in favor of the Collateral Trustee for its benefit and the ratable benefit of the Holders of Securities, in substantially all of the assets of the Applicant and the Guarantors. Additionally, the Applicant will grant to the Collateral Trustee under a security agreement among the Collateral Trustee, the Applicant and the Guarantors of the Applicant a first priority security interest for the benefit of the holders of the Securities in certain assets of the Applicants and such Guarantors.

     These security interests shall be released (i) upon payment in full of the principal amount and interest due on all of the Securities; (ii) upon the request of the Applicant, provided that the proceeds of any collateral so released are turned over to the Collateral Trustee; or (iii) in the case of the Company and the Guarantors' Accounts, automatically at such time as the Company has paid or redeemed or otherwise provided for the payment or redemption of five million dollars ($5,000,000) of the principal amount of the Series A Notes. Neither the Indenture nor the Security Agreements will restrict the sale of collateral, other than as required by the Trust Indenture Act of 1939, as amended.

     (d)  SATISFACTION AND DISCHARGE OF THE INDENTURE.

     The Indenture will be discharged and canceled upon payment of, or satisfactory provision for payment of, all principal of, and premium, if any, and interest, if any, on the Securities.

     (e)  STATEMENT AS TO COMPLIANCE.

     The Applicant is required to furnish to the Trustee within [90] days after the close of each fiscal year an officers' certificate to the effect that a review of the Applicant's activities has been made with a view to determining whether its obligations under the Indenture have been complied with and as to whether the signers have obtained knowledge of any default in the fulfillment of any such obligation during such fiscal year

9.   OTHER OBLIGORS.


 ---------------------------------------------------------------------------- ---------------------------------------------
 Entity                                                                                         Address
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Pacific Holdings Limited................................................                 Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Pacific Limited.........................................................                 Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Pacific Canada Limited ................................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Pacific Japan Limited..................................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Singapore Pte. Limited.........................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Development Limited............................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Development Services Company LLC...............................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Access India Private Ltd...............................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAGWEB Limited.............................................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Network Services Limited ......................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Ireland Limited................................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Espana SA......................................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Servizi Italia SpA.............................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Ireland Services Limited ......................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Servicios S.A. de C.V..........................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Argentina SA..................................................                   Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Brasil Holdings Ltda...........................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Brasil Ltda....................................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Ireland Network Limited........................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Network USA Limited............................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Deutschland Network GmbH.......................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Nederland Network BV ..........................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Belgium Network SA ............................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Switzerland Network AG.........................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Austria Network GmbH...........................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Norway Network AS .............................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom France Network SAS.............................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Espana Network SAU.............................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Global Network Limited.........................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Asia Limited...................................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom France Services Eurl...........................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Deutschland GmbH...............................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Nederland BV...................................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Hellas AE .....................................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Austria GmbH...................................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Asia Holdings Limited..................................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Taiwan Services Limited .......................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Holdings (Taiwan) Limited..............................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Taiwan Limited.................................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Atlantic UK Limited....................................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Atlantic France SARL...................................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Limited................................................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Pacific USA Limited ...................................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Group Services Limited.........................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom Limited........................................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Telecom USA Ltd........................................................                  Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------
 FLAG Asia Limited..........................................................                   Cedar House,
                                                                                            41 Cedar Avenue
                                                                                             P.O. Box HM12,
                                                                                        Hamilton HM EX, Bermuda
 ---------------------------------------------------------------------------- ---------------------------------------------


Contents of Application for Qualification

     This Application for Qualification comprises:

     (a)  Pages numbered 1 to 11, consecutively (and an attached Exhibit Index).

     (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified.

     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

--------------------------------------------------  ---------------------------------------------------------------
Exhibit T3A(1).................................     Certificate of Incorporation of Applicant (1)
--------------------------------------------------  ---------------------------------------------------------------

--------------------------------------------------  ---------------------------------------------------------------
Exhibit T3A(2).................................     Memorandum of Association of Applicant (1)
--------------------------------------------------  ---------------------------------------------------------------

--------------------------------------------------  ---------------------------------------------------------------
Exhibit T3B....................................     Bye-laws of Applicant (1)
--------------------------------------------------  ---------------------------------------------------------------

--------------------------------------------------  ---------------------------------------------------------------
Exhibit T3C....................................     Form of Indenture between Applicant and the Trustee
--------------------------------------------------  ---------------------------------------------------------------

--------------------------------------------------  ---------------------------------------------------------------
Exhibit T3D....................................     Not Applicable
--------------------------------------------------  ---------------------------------------------------------------

--------------------------------------------------  ---------------------------------------------------------------
Exhibit T3E.1..................................     Third Amended and Restated Disclosure Statement and
                                                    accompanying Joint Plan of Reorganization of Debtors Under
                                                    Chapter 11 of the Bankruptcy Code. Incorporated by reference to Exhibit 2.1 to a Current Report on Form 8-K filed by Flag
                                                    Telecom Holdings Ltd. on August 31, 2002 with the SEC.

--------------------------------------------------  ---------------------------------------------------------------
Exhibit T3F....................................     Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310
                                                    through 318(a), inclusive, of the Trust Indenture Act of 1939
                                                    (included as part of Exhibit T3C)
--------------------------------------------------  ---------------------------------------------------------------

--------------------------------------------------  ---------------------------------------------------------------
Exhibit T3G....................................     Statement of eligibility and qualification of the Trustee on
                                                    Form T-1. (1)
--------------------------------------------------  ---------------------------------------------------------------

   (1) Previously filed.

     SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, FLAG Telecom Group Limited, a corporation organized under the laws of Bermuda, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in London, England on October 4, 2002.

[SEAL]

                                                      FLAG TELECOM GROUP LIMITED

                                                      By:

                                                        /s/  Kees van Ophem
                                                      --------------------------
                                                      Name: Kees van Ophem
                                                      Title: Chairman

ATTEST:


/s/ Denise Hamer
---------------------------
Name: Denise Hamer
Title: Deputy-Chairman

                                  EXHIBIT INDEX

--------------------------------------------------  ---------------------------------------------------------------
Exhibit T3A(1).................................     Certificate of Incorporation of Applicant (1)
--------------------------------------------------  ---------------------------------------------------------------

--------------------------------------------------  ---------------------------------------------------------------
Exhibit T3A(2).................................     Memorandum of Association of Applicant (1)
--------------------------------------------------  ---------------------------------------------------------------

--------------------------------------------------  ---------------------------------------------------------------
Exhibit T3B....................................     Bye-laws of Applicant (1)
--------------------------------------------------  ---------------------------------------------------------------

--------------------------------------------------  ---------------------------------------------------------------
Exhibit T3C....................................     Form of Indenture between Applicant and the Trustee
--------------------------------------------------  ---------------------------------------------------------------

--------------------------------------------------  ---------------------------------------------------------------
Exhibit T3D....................................     Not Applicable
--------------------------------------------------  ---------------------------------------------------------------

--------------------------------------------------  ---------------------------------------------------------------
Exhibit T3E.1..................................     Third Amended and Restated Disclosure Statement and
                                                    accompanying Joint Plan of Reorganization of Debtors Under
                                                    Chapter 11 of the Bankruptcy Code. Incorporated by reference to Exhibit 2.1 to a Current Report on Form 8-K filed by Flag
                                                    Telecom Holdings Ltd. on August 31, 2002 with the SEC.

--------------------------------------------------  ---------------------------------------------------------------
Exhibit T3F....................................     Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310
                                                    through 318(a), inclusive, of the Trust Indenture Act of 1939
                                                    (included as part of Exhibit T3C)
--------------------------------------------------  ---------------------------------------------------------------

--------------------------------------------------  ---------------------------------------------------------------
Exhibit T3G....................................     Statement of eligibility and qualification of the Trustee on
                                                    Form T-1. (1)
--------------------------------------------------  ---------------------------------------------------------------


    (1) Previously filed.